Meridian Appointed New President and CEO

Meridian Co., Ltd. is pleased to announce that John Y.C. Myung becomes a president and CEO of the Company on April 15, 2009. Mr. Myung has joined the company as an International Sales Director since 2007.

Mr. Myung’s has 20 years of marketing and sales experience and has held account management positions at electronic and medical device companies in Korea including LG Electronics Co., Ltd. and Medison Co., Ltd. where he served as a Director of International Sales. During his time at Medison, Myoung contributed to the significant growth of sales in international markets and saw an increase of oversea sales from US $20 million to $70 million.

Mr. Myoung has strong experience selling to international markets and will play an instrumental role in helping Meridian expand globally.

The Company also appointed Hyung Kyoon Kim as a new director of the Company. Mr. Kim graduated from Seoul National University with a degree in anthropology 1989. He has worked as a trading manager in Daewoo Securities for 12 years.

Hyeon Seong Myeong, the former CEO, and Soon Woong Jang resigned from the board of directors, but Mr. Myeong is still with the Company as a technical adviser.

More About: Meridian

Meridian is an established leader in the research/development, manufacturing and sales of advanced medical devices in the healthcare industry. With a dynamic research and development team, Meridian is at the forefront in the development of cutting edge medical technologies. The Company presently holds a total of 5 patents on its technology, and has received FDA approval and Health Canada approval as well as other international regulatory approvals, for many of its products. Meridian has over 2000 clients including physicians, hospitals, clinics, healthcare professionals, and wellness centers in Korea, USA, Canada, China, Japan and Europe, and continues to successfully market its superior product line to a growing number of clients worldwide.

On Behalf of the Board of Directors,

John Y.C. Myung, President

This press release may contain certain forward-looking information and statements concerning the company's operations, performance and financial condition. These statements are based upon a number of uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. This document is not intended to be and is not an advertisement for any securities of the Company.

Contacts:
Meridian Co., Ltd.
Peter Holeczek
Corporate Communications
604-688-2448
http://www.meridian.co.kr